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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                    INTERNATIONAL ASSETS HOLDING CORPORATION
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                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of class of securities)

                                   459028 10 6
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                                 (CUSIP number)

                                JOSEPH A. ORLANDO
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010


                                 WITH A COPY TO:


                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
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            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 JANUARY 7, 2005
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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                               (Page 1 of 5 pages)
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

----------------------------------------------------------------------              ------------------------------------------------
CUSIP No.  459028 10 6                                                     13D
----------------------------------------------------------------------              ------------------------------------------------
------------------- -------------------------------------------------- -------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Leucadia National Corporation

                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- ----------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                       (a) [_]
                                                                                                                            (b) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                WC

------------------- ----------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                                                                              [_]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              New York

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           1,309,985*
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         -0-
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      1,309,985*
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    -0-

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        1,309,985*

------------------- ----------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                     [_]

------------------- ----------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  18.2%*

------------------- ----------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          CO

------------------- ----------------------------------------------------------------------------------------------------------------

  *After giving effect to consummation of the transactions described in this
Schedule 13D.

  Item 1.      Security and Issuer.
               -------------------

               This Statement constitutes Amendment No. 3 to the Statement on
Schedule 13D (the "Schedule 13D") filed by Leucadia National Corporation ("Leucadia") relating to the common stock, $0.01 par value per share (the "Common Stock"), of International Assets Holding Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 220 East Central Parkway, Suite 2060, Altamonte Springs, Florida 32701. Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

Item 3.        Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

               On January 7, 2005, Leucadia and Edward R. Cofrancesco, Jr. entered into a Purchase Letter Agreement pursuant to which Leucadia agreed to purchase from Mr. Cofrancesco in a private transaction 113,320 shares of Common Stock at a purchase price of $7.00 per share upon the exercise by Mr. Cofrancesco of options to purchase Common Stock. The transaction is expected to close in two tranches. The first tranche of 83,320 shares is expected to close in January 2005 and the second tranche of 30,000 shares is expected to close in March 2005. Leucadia will acquire the shares of Common Stock using its working capital.

               A copy of the Purchase Letter Agreement is filed as an exhibit hereto and is incorporated herein by reference.

Item 4.        Purpose of the Transaction.
               --------------------------

               On November 18, 2003, the Issuer appointed Justin R. Wheeler, an officer of a subsidiary of Leucadia, to the Issuer's Board of Directors. Mr. Wheeler is the only member of the Issuer's Board of Directors affiliated with Leucadia.

               Except as disclosed above, Leucadia has no plans or proposals of the nature described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.        Interest in Securities of the Issuer.
               ------------------------------------

               (a) As of January 7, 2005 (after giving effect to the transactions described in this Amendment No. 3), Leucadia beneficially owned 1,309,985 shares of Common Stock, representing approximately 18.2% of the outstanding shares of Common Stock based on the 7,095,276 shares of Common Stock outstanding as of December 15, 2004, as reported by the Issuer in its Annual Report on Form 10-KSB for the fiscal year ended September 30, 2004, plus 113,320 shares of Common Stock issuable upon the exercise of options to purchase Common Stock by Mr. Cofrancesco in connection with the transactions described in Item 3 of this Amendment No. 3.

               By virtue of their ownership of Leucadia common shares and their positions as Chairman of the Board, and President and a director, respectively, of Leucadia, for purposes of this Schedule 13D, Mr. Cumming and Mr. Steinberg may be deemed to share voting and dispositive powers with respect to the shares of Common Stock beneficially owned by Leucadia and therefore may be deemed to be beneficial owners of all of the shares of Common Stock beneficially owned by Leucadia.

               Except as set forth in this Item 5(a), to the best knowledge of Leucadia, none of the other persons identified pursuant to Item 2 of the
Schedule 13D beneficially owns any shares of Common Stock.

               (b) Item 5(a) is incorporated herein by reference.

               (c) Except as otherwise described herein, none of the persons identified pursuant to Item 2 of the Schedule 13D has effected any transactions in Common Stock during the past sixty days.

               (d) Not applicable.

               (e) Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with
               -------------------------------------------------------------
               Respect to Securities of the Issuer.
               -----------------------------------

               The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Item 7.        Material to be Filed as Exhibits.
               --------------------------------

               1. Purchase Letter Agreement, dated January 7, 2005, between Edward R. Cofrancesco, Jr. and Leucadia.

                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  January 11, 2005



                                    LEUCADIA NATIONAL CORPORATION


                                    By:   /s/ Joseph A. Orlando
                                        ----------------------------------------
                                        Name:   Joseph A. Orlando
                                        Title:  Vice President







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